SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FIRST HALF OF 2015 RESULTS

Reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – August 6, 2015

Net income was US$ 2,033 million in the 1H-2015, 55% lower than in the 1H-2014.

Operating income was US$ 7,745 million in the 1H-2015, 8% higher than in the 1H-2014.

Adjusted EBITDA was US$ 13,951 million in the 1H-2015, 4% higher than in the 1H-2014.

US$ million

Jan-Jun
2015	2014	2015 x 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

2,033	4,505	(55)	Consolidated net income (loss) attributable to the shareholders of Petrobras	171	1,862	(91)	2,225
7,745	7,172	8	Operating income	3,087	4,658	(34)	3,969
13,951	13,355	4	Adjusted EBITDA	6,435	7,516	(14)	7,287

Net income was US$ 2,033 million in the 1H-2015, 55% lower than in the 1H-2014 due to higher net finance expenses and to the recognition of tax expenses with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF), partially offset by a higher operating income (8%), resulting from higher margins in sales of oil products in the domestic market and increased crude oil export volumes driven by a 9% increase in domestic crude oil production, despite the decrease in domestic demand for oil products.

Key events in the 1H-2015:

•       Higher domestic crude oil and NGL production (9%, 183 thousand barrels/day);

•       Higher crude oil export volumes (107%, 178 thousand barrels/day);

•       Lower domestic demand for oil products (7%, 168 thousand barrels/day);

•       Lower import and production taxes costs;

•       Reversal of an allowance for impairment of receivables from companies in the northern Brazil isolated electricity system in March 2015 (US$ 452 million);

•       Higher net finance expense, amounting to US$ 3,932 million, mainly due to foreign exchange variation losses and to higher interest expense, attributable to an increase in the Company’s debt and a decrease in the level of capitalized borrowing costs; and

•       Brazilian income taxes on income of companies incorporated abroad (US$ 357 million).

Key events in the 2Q-2015:

•       Lower domestic crude oil and NGL production (2%, 38 thousand barrels/day);

•       Higher crude oil export volumes (44%, 124 thousand barrels/day);

•       Domestic oil product production increased (7%, 134 thousand barrels/day) and feedstock processed was higher (6%, 109 thousand barrels/day), maintaining an 86% share of domestic oil used for feedstock processing;

•       The Company received US$ 84 million related to insurance proceeds with respect to an incident in Chinook field (U.S.) in 2011;

•       The Company received US$ 51 million related to amounts recovered by the Brazilian Public Prosecutor’s Office in the context of the “Lava Jato” (Car Wash) Investigation;

•       The Company recognized tax expenses of US$ 1,280 million (including interest paid and after taxes) with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF); and

•       Impairment losses of US$ 418 million were recognized with respect to Gas & Power, Refining, Transportation and Marketing and Exploration and Production assets, attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
Jan-Jun
2015	2014	2015 x 2014 (%)	Results and investments	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
51,988	71,404	(27)	Sales revenues	26,021	25,967	−	36,910
16,147	16,546	(2)	Gross profit	8,320	7,827	6	8,440
7,745	7,172	8	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	3,087	4,658	(34)	3,969
(3,932)	(495)	(694)	Net finance income (expense)	(1,969)	(1,963)	−	(422)
2,033	4,505	(55)	Consolidated net income (loss) attributable to the shareholders of Petrobras	171	1,862	(91)	2,225
0.16	0.35	(54)	Basic and diluted earnings (losses) per share [1]	0.02	0.14	(86)	0.18
13,951	13,355	4	Adjusted EBITDA – U.S.$ million [2]	6,435	7,516	(14)	7,287

31	23	8	Gross margin (%) [3]	32	30	2	23
15	10	5	Operating margin (%) [3]	12	18	(6)	11
4	6	(2)	Net margin (%) [3]	1	7	(6)	6

12,201	18,090	(33)	Capital expenditures and investments	5,968	6,233	(4)	9,382

US$ million
Jan-Jun
2015	2014	2015 x 2014 (%)	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
5,860	(5,793)	201	. Refining, Transportation and Marketing	2,595	3,265	(21)	(2,653)
4,504	14,255	(68)	. Exploration & Production	2,798	1,706	64	7,384
599	627	(4)	. Gas & Power	(135)	734	(118)	359
398	652	(39)	. Distribution	100	298	(66)	332
373	485	(23)	. International	233	140	66	293
(35)	(60)	42	. Biofuel	(21)	(14)	(50)	(32)
(3,415)	(2,639)	(29)	. Corporate	(1,944)	(1,471)	(32)	(1,209)

US$ million
Jan-Jun
2015	2014	2015 x 2014 (%)	Financial and economic indicators	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
75.34	98.72	(24)	Domestic basic oil products price (U.S.$/bbl)	72.91	77.80	(6)	101.08
57.95	108.93	(47)	Brent crude (U.S.$/bbl)	61.92	53.97	15	109.63

			Domestic Sales price
47.78	98.53	(52)	. Crude oil (U.S.$/bbl) [4]	52.14	43.40	20	99.02
40.05	48.49	(17)	. Natural gas (U.S.$/bbl)	39.29	40.76	(4)	49.58

2.97	2.30	29	Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.07	2.87	7	2.23
3.10	2.20	41	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.10	3.21	(3)	2.20
16.80	(6.00)	23	Variation of the period-end commercial selling rate for U.S. dollar (%)	(3.30)	20.80	(24)	(2.70)
12.67	10.65	2	Selic interest rate - average (%)	13.14	12.19	1	10.89

1 Net income (loss) per share calculated based on the weighted average number of shares.

2 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of earnings in equity-accounted investments and impairment. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. It should not be considered as a substitute for income before taxes, finance income (expense), profit sharing and share of earnings in equity-accounted investments or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its ability to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA by Business Segment and a reconciliation of Adjusted EBITDA to net income on page 21.

3 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes divided by sales revenues; Net margin equals consolidated net income (loss) attributable to the shareholders of Petrobras divided by sales revenues.

4 Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS - 1H-2015 compared to the 1H-2014:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did during the first half of 2015 (a 29% depreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 2% (US$ 399 million) in the 1H-2015 compared to the 1H-2014, mainly due to:

➢  A 27% decrease in sales revenues (US$ 51,988 million in the 1H-2015 compared to US$ 71,404 million in the 1H-2014), resulting from:

•          Lower crude oil and oil product export prices and a decrease in the average price of oil products sold in the domestic market, resulting from a decrease in international crude oil and oil product prices (Brent decreased by 47%). Higher diesel and gasoline prices, following a price increase in November 2014, partially offset those effects; and

•          Decreased domestic oil product demand (7%), mainly diesel (6%), gasoline (9%) and naphtha (14%), reflecting lower economic activity in Brazil.

Those effects were partially offset by a higher crude oil export volume (107%) due to an increase in domestic crude oil production and lower feedstock processed by our domestic refineries.

Sales revenues were 6% lower when expressed in Brazilian Reais. Foreign currency translation effects (depreciation of the Brazilian Real against the U.S. dollar) reduced sales revenues when expressed in U.S. dollars.

➢  A 35% decrease in cost of sales (US$ 35,841 million in the 1H-2015 compared to US$ 54,858 million in the 1H-2014), due to:

•          Lower crude oil and oil product import costs, as well as lower production taxes attributable to a decrease in Brent prices, partially offset by higher crude oil production costs (in Brazilian Reais); and

•          Decreased domestic oil product sales volumes, lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix.

Cost of sales was 16% lower when expressed in Brazilian Reais. Foreign currency translation effects (depreciation of the Brazilian Real against the U.S. dollar) reduced cost of sales expressed in U.S. dollars.

Net income before finance expense, share of earnings in equity-accounted investments, profit sharing and income taxes

Net income before finance expense, share of earnings in equity-accounted investments, profit sharing and income taxes was US$ 7,745 million in the 1H-2015, US$ 573 million higher compared to US$ 7,172 million in the 1H-2014 (an 8% increase), resulting from:

•            The impact, in the 1H-2014, of the Company’s Voluntary Separation Incentive Plan - PIDV (US$ 1,005 million);

•            Reversal of an allowance for impairment of trade receivables from companies in the northern Brazil isolated electricity system in March 2015 (US$ 452 million);

•            Lower write-offs of dry and/or subcommercial wells (US$ 562 million); and

•            Receipt by the Company of US$ 51 million related to amounts recovered by the Brazilian Public Prosecutor’s Office in the context of the “Lava Jato” (Car Wash) Investigation.

Those effects were partially offset by:

•            A lower gross profit;

•            US$ 1,000 million tax expenses, with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries, as set out in note 20.1 to the Company’s interim financial statements for the 2Q-2015;

•          Impairment losses of US$ 419 million were recognized with respect to Gas & Power, Refining, Transportation and Marketing and Exploration and Production assets, attributable to projects removed from the 2015-19 Business and Management Plan investment portfolio;

•          Higher pension and medical benefits expenses (retirees) attributable to the Company’s interim valuation review of its pension and medical benefits carried out in 2014 (US$ 157 million); and

•            Lower gains on disposal of assets, net of write-offs of assets (US$ 256 million).

Net finance expense

Net finance expense was US$ 3,932 million in the 1H-2015, US$ 3,437 million higher than in the 1H-2014 (US$ 495 million), resulting from:

•            Foreign exchange variation losses (US$ 1,773 million), mainly due to the impact of a 16.8% depreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt (compared to a 6.0% appreciation in the 1H-2014), partially offset by our cash flow hedge; and

•            Higher interest expenses due to: i) an increase in the Company’s debt; ii) a decrease in the level of capitalized borrowing costs, attributable to a lower balance of assets under construction (US$ 963 million), reflecting the relevant projects concluded during 2014 and the write-offs and impairment losses recognized in December 2014; and iii) the recognition of interest expenses with respect to the tax on financial operations (Imposto sobre Operações Financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries (US$ 423 million).

Those effects were partially offset by a foreign exchange variation gain due to the impact of an 8.2% appreciation of the U.S. dollar against the Euro on the Company’s debt in Euro (compared to a 0.6% appreciation in the 1H-2014).

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was US$ 2,033 million in the 1H-2015, compared to US$ 4,505 million in the 1H-2014. This 55% decrease (US$ 2,472 million) results from a lower gross profit, higher net finance expense, tax expenses, with respect to the tax on financial operations (IOF) and an increase in income taxes due to the US$ 357 million impact of Brazilian income taxes on income of companies incorporated abroad (as set out in note 20.3.1 to the Company’s interim financial statements for the 2Q-2015).

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Jun
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	2,897	9,346	(69)

Net income was US$ 2,897 million in Jan-Jun/2015, a 69% decrease when compared to Jan-Jun/2014 (US$ 9,346 million), mainly due to a decrease in crude oil sales/transfer prices attributable to a 47% decrease in international crude oil prices, partially offset by an increase in crude oil production, a decrease in production taxes, lower write-offs of dry and/or subcommercial wells and by the negative impact of the Company’s Voluntary Separation Incentive Plan (PIDV) in 2014 (which was not recurrent in 1H-2015).

The spread between the average domestic oil price (sale/transfer) and the average Brent price decreased from US$10.40/bbl in Jan-Jun/2014 to U.S.$ 10.17/bbl in Jan-Jun/2015.

	Jan-Jun
Exploration & Production - Brazil (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil and NGLs [5]	2,130	1,947	9
Natural gas [6]	465	406	15
Total	2,595	2,353	10

Crude oil and NGL production increased by 9% in the 1H-2015 compared to the 1H-2014 due to the production start-up of FPSOs Cidade de Mangaratiba (Iracema Sul area), Cidade de Ilhabela (Sapinhoá) and P-61 (Papa-Terra), along with the ramp-up of P-55 and P-62 (both in Roncador field), P-58 (Parque das Baleias), and of FPSOs Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). This increase was partially offset by a natural decline of post-salt layer producing fields.

The 15% increase in natural gas production is attributable to the production start-up of FPSOs Cidade de Mangaratiba (Iracema Sul area), Cidade de Ilhabela (Sapinhoá) and P-61 (Papa-Terra) and to the higher productivity of P-55, P-62 (both in Roncador), P-58 (Parque das Baleias) and Mexilhão platforms, as well as FPSOs Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá), Cidade de Santos (Uruguá-Tambaú) and Cidade de Angra dos Reis (Lula). This increase was partially offset by the natural decline of post-salt layer fields.

(*) Not reviewed by independent auditor.

5 NGL – Natural Gas Liquids.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Jun
Lifting Cost [7] - Brazil (*)	2015	2014	2015 x 2014 (%)

U.S.$/barrel:
Excluding production taxes	12.99	14.36	(10)
Including production taxes	21.00	32.79	(36)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes was 10% lower in Jan-Jun/2015 compared to Jan-Jun/2014, due to an increase in crude oil production, partially offset by higher well intervention expenses and higher engineering and subsea maintenance costs in the Campos and Espírito Santo basins, along with the production start-up of the FPSO Cidade de Ilhabela (Sapinhoá), which has higher costs per unit produced during the start-up period.

Lifting Cost - Including production taxes

Lifting cost including production taxes was 36% lower in Jan-Jun/2015 compared to Jan-Jun/2014, mainly resulting from a decrease in production taxes due to lower average reference price for domestic crude oil in U.S. dollars (a 51% decrease, attributable to lower international crude oil prices).

(*) Not reviewed by independent auditor.

7 Crude oil and natural gas lifting cost.

FINANCIAL AND OPERATING HIGHLIGHTS

 REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Jun
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	3,988	(3,776)	206

The US$ 3,988 million net income in Jan-Jun/2015 compared to a US$ 3,776 million loss in Jan-Jun/2014 is attributable to a decrease in crude oil acquisition/transfer costs resulting from lower international crude oil prices, to diesel (5%) and gasoline (3%) price increases in November 2014, to a lower share of crude oil imports on feedstock processing and to a lower share of oil product imports in our sales mix.

	Jan-Jun
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil imports	291	447	(35)
Oil product imports	330	415	(20)
Imports of crude oil and oil products	621	862	(28)
Crude oil exports [8]	344	166	107
Oil product exports	152	170	(11)
Exports of crude oil and oil products	496	336	48
Exports (imports) net of crude oil and oil products	(125)	(526)	76
Other exports	1	3	(67)

Crude oil exports were higher and crude oil imports were lower due to an increase in crude oil production and a decrease in feedstock processed in the Company’s domestic refineries.

Oil product imports decreased, resulting from lower domestic demand.

Oil product exports decreased due to a decrease in fuel oil production.

(*) Not reviewed by independent auditor.

8 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Jun
Refining Operations (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Output of oil products	2,031	2,152	(6)
Reference feedstock [9]	2,176	2,102	4
Refining plants utilization factor (%) [10]	89	97	(8)
Feedstock processed (excluding NGL) - Brazil [11]	1,936	2,041	(5)
Feedstock processed - Brazil [12]	1,977	2,080	(5)
Domestic crude oil as % of total feedstock processed	86	82	4

Daily feedstock processed was 5% lower, due to a scheduled stoppage in the distillation unit of Landulpho Alves Refinery (RLAM), partially offset by the production start-up of RNEST in November 2014.

	Jan-Jun
Refining Cost - Brazil (*)	2015	2014	2015 x 2014 (%)

Refining cost (U.S.$/barrel)	2.74	2.85	(4)

Refining cost, in US$/barrel, decreased by 4% in Jan-Jun 2015 when compared to Jan-Jun 2014. Excluding foreign currency translation effects, refining cost, in R$/barrel, increased by 24%, mainly due to higher employee compensation costs attributable to the 2014 Collective Bargaining Agreement and to a decrease in feedstock processed due to a scheduled stoppage in RLAM in the 1Q-2015.

(*) Not reviewed by independent auditor.

9 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

10 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.

11 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

12 Feedstock processed - Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Jun
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	400	533	(25)

Net income was US$ 400 million in Jan-Jun/2015, a 25% decrease when compared to Jan-Jun/2014 (US$ 533 million), due to: i) a decrease in electricity sales margins due to a 55% decrease in electricity spot prices; ii) an impairment loss recognized in a Nitrogen Fertilizers Plant (Unidade de Fertilizantes Nitrogenados V  – UFN V); iii) the recognition of tax expense related to deferred VAT on natural gas purchases (US$ 180 million); iv) a reversal of VAT credits from natural gas transportation activities in the State of Amazonas (US$ 116 million); and v) a gain on disposal of the Company’s interest in Brasil PCH S/A in 2014 (US$ 274 million), which was not recurrent in 2015.

Those factors were partially offset by: i) an increase in natural gas sales margins driven by higher natural gas sales prices and lower LNG and natural gas import costs; ii) an increase in natural gas sales volumes; and iii) reversal of an allowance for impairment of receivables from companies in the northern Brazil isolated electricity system.

	Jan-Jun
Physical and Financial Indicators (*)	2015	2014	2015 x 2014 (%)

Electricity sales (Free contracting market - ACL) [13] - average MW	907	1,204	(25)
Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,263	2,193	49
Generation of electricity - average MW	5,048	4,405	15
Imports of LNG (Mbbl/d)	122	135	(10)
Imports of natural gas (Mbbl/d)	204	205	−
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh [15]	127	283	(55)

Electricity sales volumes to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 25% lower, resulting from the transfer of a portion of our available capacity (1,049 average MW) to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation was 15% higher due to an increase in the domestic demand for thermal power (coordinated and controlled by the Brazilian Electric System National Operator – Operador Nacional do Sistema ONS) and to an increase in the installed capacity of the Petrobras’s Thermal Power Plants Complex (due to the execution of a lease agreement for UTE Cuiabá thermal power plant and to the closure of the cycle of UTE Baixada Fluminense in January 2015).

Electricity prices decreased by 55% in the spot market resulting from changes in the spot market price regulation established by the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica – ANEEL), which reduced the maximum spot price after December 27, 2014.

LNG imports decreased by 10% due to a higher domestic natural gas supply attributable to a 15% increase in domestic natural gas production.

(*) Not reviewed by independent auditor.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

DISTRIBUTION

	U.S.$ million
	Jan-Jun
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	253	417	(39)

Net income was US$ 253 million in Jan-Jun/2015, a 39% decrease when compared to Jan-Jun/2014 (US$ 417 million), due to lower average trading margins (6.9%), and to a decrease in domestic demand for ethanol and gasoline.

	Jan-Jun
Market Share (*)16	2015	2014	2015 x 2014 (%)
	36.1%	36.9%	(1)

Market share decreased mainly due to the expansion of the hydrated ethanol market (a 38% increase) in which Petrobras Distribuidora (BR) has a lower market share and also due to an increase in gasoline imports made by competitors in the 1H-2015.

(*) Not reviewed by independent auditors. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

16 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

As a result of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer in March 2015, the Company has recently approved adjustments to the structure of other business segments to allocate its international activities to those other segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

	U.S.$ million
	Jan-Jun
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	300	495	(39)

Net income was lower in the 1H-2015 when compared to the 1H-2014 due to a decrease in international crude oil prices, which reduced both the gross margin and the earnings from the Company’s equity-accounted joint-venture in Africa. The decrease in E&P crude oil sales volumes attributable to the disposal of onshore assets in Colombia and of the Company’s investment in Petrobras Energia Peru S/A in 2014 also affected net income. These effects were partially offset by a gain on the disposal of fields in the Austral Basin in Argentina in 2015.

	Jan-Jun
Exploration & Production-International (Mbbl/d)17 (*)	2015	2014	2015 x 2014 (%)

Consolidated international production
Crude oil and NGLs	70	89	(21)
Natural gas	88	93	(5)
Total consolidated international production	158	182	(13)
Non-consolidated international production	31	31	−
Total international production	189	213	(11)

Consolidated international crude oil and NGL production decreased by 21%, due to the disposal of onshore areas in Peru in November 2014, in Colombia in April 2014 and in the Austral Basin in Argentina in March 2015. These effects were partially offset by an increase in production due to the start-up of Saint Malo fields in December 2014 and Lucius in January 2015 in the United States.

Natural gas international production decreased by 5%, mainly due to the disposal of onshore assets in Peru and of the Company’s investment in the Austral Basin in Argentina. These effects were partially offset by the production start-up of Hadrian South field in the United States in the end of March 2015.

Jan-Jun
2015	2014	2015 x 2014 (%)	International Sales price	2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014
59.51	86.10	(31)	. Crude oil (U.S.$/bbl)	60.52	58.40	4	87.91
22.53	21.74	4	. Natural gas (U.S.$/bbl)	22.66	22.40	1	20.36

(*) Not reviewed by independent auditor.

17 Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Jun
Lifting Cost - International (U.S.$/barrel) 18 (*)	2015	2014	2015 x 2014 (%)
	8.00	8.40	(5)

International lifting cost was 5% lower, mainly in the United States, due to the production start-up of Saint Malo, Lucius and Hadrian South fields that have lower-than-average lifting costs, and due to the disposal of onshore assets in Peru and Colombia, which had higher-than-average lifting costs.

	Jan-Jun
Refining Operations - International (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Total feedstock processed [19]	131	172	(24)
Output of oil products	147	184	(20)
Reference feedstock [20]	230	230	−
Refining plants utilization factor (%) [21]	55	72	(17)

International total feedstock processed was 24% lower due to a decrease in oil product production and lower capacity utilization, mainly in the United States, due to a maintenance scheduled stoppage in the Pasadena Refinery distillation unit from the beginning of March 2015 to mid-April 2015, and in Japan due to the interruption of feedstock processing at the Okinawa Refinery since April 2015.

	Jan-Jun
Refining Cost - International (U.S.$/barrel) (*)	2015	2014	2015 x 2014 (%)
	4.00	3.71	8

International refining cost per unit was 8% higher, mainly due to higher employee compensation costs in Argentina.

BIOFUEL

	U.S.$ million
	Jan-Jun
	2015	2014	2015 x 2014 (%)

Net Income Attributable to the Shareholders of Petrobras	(113)	(61)	(85)

Biofuel losses were 85% higher in Jan-Jun/2015, when compared to Jan-Jun/2014, due to impairment losses in biofuel investees, attributable to changes in the Company’s 2015-2019 Business and Management Plan. Losses in ethanol trading due to a decrease in selling prices also increased biofuel losses.

(*) Not reviewed by independent auditor.

18 Crude oil and natural gas lifting cost.

19 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

20 Reference feedstock is the maximum sustainable crude oil feedstock processing reached at distillation plants.

21 Refining Plants Utilization Factor is the crude oil processed at the distillation plant divided by the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Jun
	2015	2014	2015 x 2014 (%)

Diesel	915	973	(6)
Gasoline	555	610	(9)
Fuel oil	111	112	(1)
Naphtha	146	170	(14)
LPG [22]	229	230	−
Jet fuel [23]	110	109	1
Others	173	203	(15)
Total oil products	2,239	2,407	(7)
Ethanol, nitrogen fertilizers, renewables and other products	117	92	27
Natural gas	448	439	2
Total domestic market	2,804	2,938	(5)
Exports	497	339	47
International sales	505	579	(13)
Total international market	1,002	918	9
Total	3,806	3,856	(1)

Our domestic sales volumes decreased by 5%, primarily due to:

•       Diesel (a 6% decrease): i) lower consumption by infrastructure construction projects in Brazil; and ii) a higher percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix). These effects were partially offset by: i) an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs); and ii) higher thermoelectric consumption by thermoelectric plants of the Brazilian Integrated Electricity System;

•       Gasoline (a 9% decrease): i) an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%); ii) a decrease in the automotive gasoline-moved fleet; and iii) a higher share of gasoline sales from other market players;

•       Naphtha (a 14% decrease): due to lower demand by domestic customers, mainly Braskem; and

•       Natural gas (a 2% increase):  due to a higher demand in the non-thermal sector.

  (*) [22] [23]

(*) Not reviewed by independent auditor.

22 LPG – Liquified petroleum gas.

23 Jet fuel.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows – Summary24

U.S.$ million
Jan-Jun
2015	2014		2Q-2015	1Q-2015	2Q-2014

25,957	19,746	Adjusted cash and cash equivalents at the beginning of period [25]	21,254	25,957	34,679
(9,302)	(3,878)	Government bonds and time deposits at the beginning of period	(10,515)	(9,302)	(4,424)
16,655	15,868	Cash and cash equivalents at the beginning of period [24]	10,739	16,655	30,255
13,189	10,394	Net cash provided by (used in) operating activities	7,450	5,739	6,413
(5,740)	(16,130)	Net cash provided by (used in) investing activities	1,710	(7,450)	(7,590)
(11,758)	(17,185)	Capital expenditures and investments in operating segments	(5,583)	(6,175)	(8,584)
211	451	Proceeds from disposal of assets (divestment)	31	180	83
5,807	604	Investments in marketable securities	7,262	(1,455)	911
7,449	(5,736)	(=) Free cash flow	9,160	(1,711)	(1,177)
2,547	19,642	Net financings	6,147	(3,600)	1,029
12,285	27,341	Proceeds from long-term financing	10,981	1,304	4,538
(9,738)	(7,699)	Repayments	(4,834)	(4,904)	(3,509)
−	(3,916)	Dividends paid to shareholders	−	−	(3,916)
173	3	Acquisition of non-controlling interest	35	138	49
(663)	536	Effect of exchange rate changes on cash and cash equivalents	80	(743)	157
26,161	26,397	Cash and cash equivalents at the end of period [24]	26,161	10,739	26,397
3,375	3,733	Government bonds and time deposits at the end of period	3,375	10,515	3,733
29,536	30,130	Adjusted cash and cash equivalents at the end of period [25]	29,536	21,254	30,130

As of June 30, 2015, the balance of cash and cash equivalents increased by 57% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents 25  increased by 14%. Our principal uses of funds in the 1H-2015 were for capital expenditures, interest payments and repayment of long-term financing. We met these requirements with cash provided by operating activities of US$ 13,189 million and with proceeds from long-term financing of US$ 12,285 million.

Net cash provided by operating activities increased by 27% in Jan-Jun/2015 when compared to Jan-Jun/2014, mainly due to higher diesel and gasoline prices, increased crude oil export volumes, lower production taxes and decreased crude oil and oil product imports costs (attributable to a decrease in Brent prices and in international oil product prices), along with a lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the oil product sales mix, resulting mainly from a decrease in the economic activity in Brazil (which reduced sales volumes).

Capital expenditures and investments in operating segments were 32% lower in Jan-Jun/2015 compared to Jan-Jun/2014, mainly due to a 69% decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment. The US$ 5,807 million received in marketable securities relate to proceeds from the maturity of financial investments with maturities longer than three months, most of which were invested in other financial investments, with maturities of less than three months (classified as cash and cash equivalents).

Free cash flow was positive in Jan-Jun 2015 (US$ 7,449 million) compared to a negative free cash flow in Jan-Jun 2014 (US$ 5,736 million).

The Company raised long-term financing amounting to US$ 10,981 million in the 2Q-2015, mainly through financing agreements totaling US$ 5 billion with the Chinese Development Bank (CDB), US$ 2 billion raised through the issuance of Global Notes maturing in 2115, and also through bilateral credit agreements with Brazilian banks. The average maturity of outstanding debt was 7.42 years as of June 30, 2015.

Repayments of interest and principal were US$ 9,738 million in Jan-Jun/2015, 26% higher than US$ 7,699 million in Jan-Jun/2014 and flat in the 2Q-2015 when compared to the 1Q-2015.

The 2015-2019 Business and Management Plan (Plano de Negócios e Gestão) projects deleverage targets of 35% net debt to net debt plus shareholders’ equity ratio and a decrease on net debt to Adjusted EBITDA ratio to 2.5 times by 2020, and also projects raising US$ 57.7 billion through divesting efforts, businesses restructurings and demobilization of assets betweeen 2015 and 2018.

24 For more details, see the Consolidated Statement of Cash Flows on page 18.

25 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	US$ million
	Jan-Jun
	2015	%	2014	%	Δ%

Exploration & Production	9,514	78	11,739	65	(19)
Refining, Transportation and Marketing	1,263	10	4,128	23	(69)
Gas & Power	471	4	1,132	6	(58)
International	691	6	643	4	7
Exploration & Production	571	83	554	86	3
Refining, Transportation and Marketing	95	14	73	11	30
Gas & Power	12	1	3	−	300
Distribution	12	2	10	2	20
Other	1	−	3	1	(67)
Distribution	115	1	187	1	(39)
Biofuel	13	−	9	−	44
Corporate	134	1	252	1	(47)
Total capital expenditures and investments	12,201	100	18,090	100	(33)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

The Company invested a total of US$ 12,201 million in the 1H-2015, primarily aiming at increasing crude oil and natural gas production.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	U.S.$ million

	06.30.2015	12.31.2014	Δ%

Current debt [26]	14,393	11,884	21
Non-current debt [27]	119,543	120,274	(1)
Total	133,936	132,158	1
Cash and cash equivalents	26,161	16,655	57
Government securities and time deposits (maturity of more than 3 months)	3,375	9,302	(64)
Adjusted cash and cash equivalents	29,536	25,957	14
Net debt [28]	104,400	106,201	(2)
Net debt/(net debt+shareholders' equity)	51%	48%	3
Total net liabilities [29]	247,426	272,730	(9)
Capital structure
(Net third parties capital / total net liabilities)	60%	57%	3
Net debt/LTM Adjusted EBITDA ratio [30]	4.08	4.25	(4)
Average maturity of outstanding debt (years)	7.42	6.10	1.32

	US$ million

	06.30.2015	12.31.2014	Δ%

Summarized information on financing
Floating rate or fixed rate
Floating rate debt	68,591	65,494	5
Fixed rate debt	65,276	66,592	(2)
Total	133,867	132,086	1

Currency
Reais	22,866	23,425	(2)
US Dollars	98,612	95,173	4
Euro	8,763	9,719	(10)
Other currencies	3,626	3,769	(4)
Total	133,867	132,086	1

Maturity
2015	7,296	11,868	(39)
2016	12,195	12,572	(3)
2017	11,723	11,948	(2)
2018	17,551	17,789	(1)
2019	24,385	24,189	1
2020 and thereafter	60,717	53,720	13
Total	133,867	132,086	1

As of June 30, 2015, net debt in U.S. dollars was 2% lower when compared to December 31, 2014.

26 Includes finance lease obligations (Current debt: US$ 15 million on June 30, 2015 and US$16 million on December 31, 2014).

27 Includes finance lease obligations (Non-current debt: US$ 54 million on June 30, 2015 and US$56 million on December 31, 2014).

28 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

29 Total liabilities net of adjusted cash and cash equivalents.

30 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated 31

U.S.$ million
Jan-Jun
2015	2014		2Q-2015	1Q-2015	2Q-2014

51,988	71,404	Sales revenues	26,021	25,967	36,910
(35,841)	(54,858)	Cost of sales	(17,701)	(18,140)	(28,470)
16,147	16,546	Gross profit	8,320	7,827	8,440
(1,867)	(2,397)	Selling expenses	(1,265)	(602)	(1,243)
(1,846)	(2,240)	General and administrative expenses	(900)	(946)	(1,157)
(805)	(1,454)	Exploration costs	(462)	(343)	(808)
(396)	(520)	Research and development expenses	(199)	(197)	(270)
(1,552)	(278)	Other taxes	(1,289)	(263)	(140)
(1,936)	(2,485)	Other income and expenses, net	(1,118)	(818)	(853)
(8,402)	(9,374)		(5,233)	(3,169)	(4,471)
7,745	7,172	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	3,087	4,658	3,969
456	781	Finance income	200	256	340
(3,099)	(1,788)	Finance expenses	(1,810)	(1,289)	(1,006)
(1,289)	512	Foreign exchange and inflation indexation charges	(359)	(930)	244
(3,932)	(495)	Net finance income (expense)	(1,969)	(1,963)	(422)
115	343	Share of earnings in equity-accounted investments	55	60	122
(126)	(282)	Profit-sharing	(9)	(117)	(140)
3,802	6,738	Net income (loss) before income taxes	1,164	2,638	3,529
(1,926)	(1,963)	Income taxes	(870)	(1,056)	(1,200)
1,876	4,775	Net income (loss)	294	1,582	2,329
		Net income (loss) attributable to:
2,033	4,505	Shareholders of Petrobras	171	1,862	2,225
(157)	270	Non-controlling interests	123	(280)	104
1,876	4,775		294	1,582	2,329

31 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	06.30.2015	12.31.2014

Current assets	51,693	50,832
Cash and cash equivalents	26,161	16,655
Marketable securities	3,377	9,323
Trade and other receivables, net	6,462	7,969
Inventories	10,885	11,466
Recoverable taxes	3,200	3,811
Assets classified as held for sale	91	5
Other current assets	1,517	1,603

Non-current assets	225,269	247,855
Long-term receivables	18,124	18,863
Trade and other receivables, net	5,228	4,832
Marketable securities	96	109
Judicial deposits	2,931	2,682
Deferred taxes	931	1,006
Other tax assets	3,330	4,008
Advances to suppliers	2,173	2,409
Other non-current assets	3,435	3,817
Investments	5,024	5,753
Property, plant and equipment	198,252	218,730
Intangible assets	3,869	4,509
Total assets	276,962	298,687

LIABILITIES	U.S.$ million

	06.30.2015	12.31.2014

Current liabilities	32,424	31,118
Trade payables	7,923	9,760
Current debt	14,393	11,884
Taxes payable	5,552	4,311
Employee compensation (payroll, profit-sharing and related charges)	1,764	2,066
Pension and medical benefits	680	796
Liabilities associated with assets classified as held for sale	62	−
Other current liabilities	2,050	2,301
Non-current liabilities	144,813	150,591
Non-current debt	119,543	120,274
Deferred taxes	1,588	3,031
Pension and medical benefits	14,850	16,491
Provision for decommissioning costs	6,632	8,267
Provisions for legal proceedings	1,433	1,540
Other non-current liabilities	767	988
Shareholders' equity	99,725	116,978
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(8,080)	9,171
Non-controlling interests	704	706
Total liabilities and shareholders' equity	276,962	298,687

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

Jan-Jun
2015	2014		2Q-2015	1Q-2015	2Q-2014

2,033	4,505	Net income (loss) attributable to the shareholders of Petrobras	171	1,862	2,225
11,156	5,889	(+) Adjustments for:	7,279	3,877	4,188
5,913	6,471	Depreciation, depletion and amortization	2,939	2,974	3,458
4,013	1,262	Foreign exchange and inflation indexation and finance charges	1,815	2,198	663
(157)	270	Non-controlling interests	123	(280)	104
(115)	(343)	Share of earnings in equity-accounted investments	(55)	(60)	(122)
(12)	93	Allowance for impairment of trade receivables	289	(301)	79
(71)	(125)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	70	(141)	97
1,289	1,014	Deferred income taxes, net	575	714	724
555	1,117	Exploration expenditures written-off	354	201	670
440	205	Impairment of property, plant and equipment, intangible and other assets	339	101	88
1,136	983	Pension and medical benefits (actuarial expense)	548	588	543
(889)	(2,072)	Inventories	(531)	(358)	(1,027)
(110)	(1,365)	Trade and other receivables, net	(135)	25	(287)
(854)	84	Trade payables	(59)	(795)	289
(375)	(396)	Pension and medical benefits	(230)	(145)	(254)
1,958	(867)	Taxes payable	1,845	113	(328)
(1,565)	(442)	Other assets and liabilities	(608)	(957)	(509)
13,189	10,394	(=) Net cash provided by (used in) operating activities	7,450	5,739	6,413
(5,740)	(16,130)	(-) Net cash provided by (used in) investing activities	1,710	(7,450)	(7,590)
(11,758)	(17,185)	Capital expenditures and investments in operating segments	(5,583)	(6,175)	(8,584)
211	451	Proceeds from disposal of assets (divestment)	31	180	83
5,807	604	Divestments (investments) in marketable securities	7,262	(1,455)	911
7,449	(5,736)	(=) Net cash flow	9,160	(1,711)	(1,177)
2,720	15,729	(-) Net cash provided by (used in) financing activities	6,182	(3,462)	(2,838)
12,285	27,341	Proceeds from long-term financing	10,981	1,304	4,538
(6,530)	(4,807)	Repayment of principal	(3,582)	(2,948)	(2,212)
(3,208)	(2,892)	Repayment of interest	(1,252)	(1,956)	(1,297)
−	(3,916)	Dividends paid to shareholders	−	−	(3,916)
173	3	Acquisition of non-controlling interest	35	138	49
(663)	536	Effect of exchange rate changes on cash and cash equivalents	80	(743)	157
9,506	10,529	(=) Net increase (decrease) in cash and cash equivalents in the period	15,422	(5,916)	(3,858)
16,655	15,868	Cash and cash equivalents at the beginning of period	10,739	16,655	30,255
26,161	26,397	Cash and cash equivalents at the end of period	26,161	10,739	26,397

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan/Jun-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	19,341	38,541	7,045	105	16,105	4,666	−	(33,815)	51,988
Intersegments	19,089	13,059	1,109	99	310	149	−	(33,815)	−
Third parties	252	25,482	5,936	6	15,795	4,517	−	−	51,988
Cost of sales	(13,164)	(31,119)	(5,813)	(114)	(14,884)	(3,907)	−	33,160	(35,841)
Gross profit	6,177	7,422	1,232	(9)	1,221	759	−	(655)	16,147
Expenses	(1,673)	(1,562)	(633)	(26)	(823)	(386)	(3,415)	116	(8,402)
Selling, general and administrative expenses	(243)	(1,188)	(137)	(18)	(834)	(390)	(1,019)	116	(3,713)
Exploration costs	(761)	−	−	−	−	(44)	−	−	(805)
Research and development expenses	(151)	(64)	(41)	(6)	−	(2)	(132)	−	(396)
Other taxes	(36)	(74)	(267)	−	(7)	(56)	(1,112)	−	(1,552)
Other income and expenses, net	(482)	(236)	(188)	(2)	18	106	(1,152)	−	(1,936)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	4,504	5,860	599	(35)	398	373	(3,415)	(539)	7,745
Net finance income (expense)	−	−	−	−	−	−	(3,932)	−	(3,932)
Share of earnings in equity-accounted investments	(60)	162	57	(91)	1	47	(1)	−	115
Profit-sharing	(25)	(64)	(4)	−	(15)	(1)	(17)	−	(126)
Net income (loss) before income taxes	4,419	5,958	652	(126)	384	419	(7,365)	(539)	3,802
Income taxes	(1,524)	(1,970)	(202)	13	(131)	(61)	1,766	183	(1,926)
Net income (loss)	2,895	3,988	450	(113)	253	358	(5,599)	(356)	1,876
Net income (loss) attributable to:
Shareholders of Petrobras	2,897	3,988	400	(113)	253	300	(5,336)	(356)	2,033
Non-controlling interests	(2)	−	50	−	−	58	(263)	−	(157)
	2,895	3,988	450	(113)	253	358	(5,599)	(356)	1,876

 Consolidated Income Statement by Segment – Jan/Jun-2014 32

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	34,359	56,264	8,692	113	20,647	7,409	−	(56,080)	71,404
Intersegments	34,150	19,987	769	98	578	498	−	(56,080)	−
Third parties	209	36,277	7,923	15	20,069	6,911	−	−	71,404
Cost of sales	(17,246)	(60,080)	(7,506)	(139)	(18,961)	(6,541)	−	55,615	(54,858)
Gross profit	17,113	(3,816)	1,186	(26)	1,686	868	−	(465)	16,546
Expenses	(2,858)	(1,977)	(559)	(34)	(1,034)	(383)	(2,639)	110	(9,374)
Selling, general and administrative expenses	(193)	(1,505)	(633)	(25)	(970)	(372)	(1,051)	112	(4,637)
Exploration costs	(1,367)	−	−	−	−	(87)	−	−	(1,454)
Research and development expenses	(270)	(85)	(41)	(7)	−	−	(117)	−	(520)
Other taxes	(22)	(50)	(45)	−	(8)	(48)	(105)	−	(278)
Other income and expenses, net	(1,006)	(337)	160	(2)	(56)	124	(1,366)	(2)	(2,485)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	14,255	(5,793)	627	(60)	652	485	(2,639)	(355)	7,172
Net finance income (expense)	−	−	−	−	−	−	(495)	−	(495)
Share of earnings in equity-accounted investments	(1)	97	141	(21)	−	124	3	−	343
Profit-sharing	(96)	(79)	(11)	−	(20)	(6)	(70)	−	(282)
Net income (loss) before income taxes	14,158	(5,775)	757	(81)	632	603	(3,201)	(355)	6,738
Income taxes	(4,814)	1,996	(210)	20	(215)	(63)	1,201	122	(1,963)
Net income (loss)	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775
Net income (loss) attributable to:
Shareholders of Petrobras	9,346	(3,776)	533	(61)	417	495	(2,216)	(233)	4,505
Non-controlling interests	(2)	(3)	14	−	−	45	216	−	270
	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775

32 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income (Expenses) by Segment – Jan/Jun-2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits - retirees	−	−	−	−	−	−	(638)	−	(638)
Unscheduled stoppages and pre-operating expenses	(405)	(134)	(55)	−	−	(5)	(4)	−	(603)
Impairment	(80)	(119)	(190)	−	−	(30)	−	−	(419)
Legal, administrative and arbitration proceedings	(39)	(66)	5	−	(14)	(4)	(142)	−	(260)
Institutional relations and cultural projects	(12)	(11)	(1)	−	(27)	(5)	(187)	−	(243)
Health, safety and environment	(11)	(10)	(3)	−	−	(1)	(26)	−	(51)
Voluntary Separation Incentive Plan - PIDV	(8)	(5)	(12)	(1)	−	−	(1)	−	(27)
E&P areas returned and cancelled projects	(20)	−	−	−	−	−	−	−	(20)
Government grants	4	1	−	(1)	−	−	2	−	6
Amounts recovered - "overpayments incorrectly capitalized"	−	−	−	−	−	−	51	−	51
Gains / (losses) on disposal/write-offs of assets	(113)	89	4	−	2	111	(2)	−	91
Reimbursements from E&P partnership operations	160	−	−	−	−	−	−	−	160
Others	42	19	64	−	57	40	(205)	−	17
	(482)	(236)	(188)	(2)	18	106	(1,152)	−	(1,936)

 Other Income (Expenses) by Segment – Jan/Jun-2014 33

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits - retirees	−	−	−	−	−	−	(481)	−	(481)
Unscheduled stoppages and pre-operating expenses	(457)	(12)	(42)	−	−	(7)	(10)	−	(528)
Impairment	−	−	−	−	−	6	−	−	6
Legal, administrative and arbitration proceedings	(33)	(38)	(13)	−	(18)	(9)	(231)	−	(342)
Institutional relations and cultural projects	(24)	(16)	(2)	−	(26)	(3)	(312)	−	(383)
Health, safety and environment	(15)	(15)	(4)	−	−	(2)	(38)	−	(74)
Voluntary Separation Incentive Plan - PIDV	(410)	(203)	(48)	(3)	(71)	(10)	(260)	−	(1,005)
E&P areas returned and cancelled projects	(222)	−	−	−	−	−	−	−	(222)
Government grants	5	18	48	−	−	−	6	−	77
Gains / (losses) on disposal/write-offs of assets	(82)	(32)	306	−	3	169	(17)	−	347
Reimbursements from E&P partnership operations	167	−	−	−	−	−	−	−	167
Others	65	(39)	(85)	1	56	(20)	(23)	(2)	(47)
	(1,006)	(337)	160	(2)	(56)	124	(1,366)	(2)	(2,485)

Consolidated Assets by Segment – 06.30.2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	141,444	61,283	24,921	845	6,600	12,656	34,260	(5,047)	276,962

Current assets	6,414	13,410	3,458	58	2,918	2,075	27,396	(4,036)	51,693
Non-current assets	135,030	47,873	21,463	787	3,682	10,581	6,864	(1,011)	225,269
Long-term receivables	6,382	3,297	1,689	3	1,487	1,719	4,504	(957)	18,124
Investments	192	1,427	462	610	17	2,207	109	−	5,024
Property, plant and equipment	125,976	42,946	19,034	174	1,981	6,163	2,032	(54)	198,252
Operating assets	91,302	35,557	15,441	160	1,647	5,066	1,802	(54)	150,921
Assets under construction	34,674	7,389	3,593	14	334	1,097	230	−	47,331
Intangible assets	2,480	203	278	−	197	492	219	−	3,869

 Consolidated Assets by Segment – 12.31.2014

[33]

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	151,524	70,038	28,367	1,109	7,221	13,009	32,385	(4,966)	298,687

Current assets	6,008	14,724	3,979	65	3,481	2,345	24,160	(3,930)	50,832
Non-current assets	145,516	55,314	24,388	1,044	3,740	10,664	8,225	(1,036)	247,855
Long-term receivables	6,729	3,605	1,411	3	1,211	1,848	5,029	(973)	18,863
Investments	200	1,807	524	836	15	2,226	145	−	5,753
Property, plant and equipment	135,671	49,662	22,126	205	2,284	6,058	2,787	(63)	218,730
Operating assets	99,313	40,940	17,868	189	1,730	3,716	2,094	(63)	165,787
Assets under construction	36,358	8,722	4,258	16	554	2,342	693	−	52,943
Intangible assets	2,916	240	327	−	230	532	264	−	4,509

 33 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Jun/2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	2,895	3,988	450	(113)	253	358	(5,599)	(356)	1,876
Net finance income (expense)	−	−	−	−	−	−	3,932	−	3,932
Income taxes	1,524	1,970	202	(13)	131	61	(1,766)	(183)	1,926
Depreciation, depletion and amortization	3,672	1,214	479	5	76	328	139	−	5,913
EBITDA	8,091	7,172	1,131	(121)	460	747	(3,294)	(539)	13,647
Share of earnings in equity-accounted investments	60	(162)	(57)	91	(1)	(47)	1	−	(115)
Impairment losses / (reversals)	80	119	190	−	−	30	−	−	419
Adjusted EBITDA	8,231	7,129	1,264	(30)	459	730	(3,293)	(539)	13,951

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Jun/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775
Net finance income (expense)	−	−	−	−	−	−	495	−	495
Income taxes	4,814	(1,996)	210	(20)	215	63	(1,201)	(122)	1,963
Depreciation, depletion and amortization	3,778	1,423	483	7	83	516	181	−	6,471
EBITDA	17,936	(4,352)	1,240	(74)	715	1,119	(2,525)	(355)	13,704
Share of earnings in equity-accounted investments	1	(97)	(141)	21	−	(124)	(3)	−	(343)
Impairment losses / (reversals)	−	−	−	−	−	(6)	−	−	(6)
Adjusted EBITDA	17,937	(4,449)	1,099	(53)	715	989	(2,528)	(355)	13,355

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
Jan-Jun
2015	2014	2015 x 2014 (%)		2Q-2015	1Q-2015	2Q15 X 1Q15 (%)	2Q-2014

1,876	4,775	(61)	Net income (loss)	294	1,582	(81)	2,329
3,932	495	(694)	Net finance income (expense)	1,969	1,963	−	422
1,926	1,963	(2)	Income taxes	870	1,056	(18)	1,200
5,913	6,471	(9)	Depreciation, depletion and amortization	2,939	2,974	(1)	3,458
13,647	13,704	−	EBITDA	6,072	7,575	(20)	7,409
(115)	(343)	66	Share of earnings in equity-accounted investments	(55)	(60)	(8)	(122)
419	(6)	−	Impairment losses / (reversals)	418	1	−	−
13,951	13,355	4	Adjusted EBITDA	6,435	7,516	(14)	7,287
27	19	8	Adjusted EBITDA margin (%) [34]	25	29	(4)	20

 Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS.

34 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Jun 2015

Sales revenues	968	2,322	243	2,165	3	(1,035)	4,666
Intersegments	493	670	17	1	3	(1,035)	149
Third parties	475	1,652	226	2,164	−	−	4,517

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	303	82	23	51	(101)	15	373

Net income (loss) attributable to the shareholders of Petrobras	297	67	43	44	(166)	15	300

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Jun 2014

Sales revenues	1,653	3,992	244	2,560	9	(1,049)	7,409
Intersegments	702	820	17	1	7	(1,049)	498
Third parties	951	3,172	227	2,559	2	−	6,911

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	422	76	42	76	(116)	(15)	485

Net income (loss) attributable to the shareholders of Petrobras	469	85	56	72	(172)	(15)	495

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on June 30, 2015	9,527	1,731	448	871	1,111	(1,032)	12,656

Total assets on December 31, 2014	9,623	1,861	472	940	1,230	(1,117)	13,009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.